MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2010

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of May 4, 2010, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three months ended March 31, 2010, and comparable quarters in 2009.

	Three months ended
	Mar. 31/10	Dec. 31/09	Mar. 31/09
	(in millions of Canadian dollars)
Statements of earnings data:
Revenue	$64.7	$64.7	$53.4
Cost of products sold	41.9	38.7	57.2
Freight and other distribution costs	11.1	11.2	12.8
Depreciation and amortization	2.8	5.0	5.7
General and administration	2.9	3.3	3.3
Operating earnings (loss)	$6.1	$6.5	$(25.7)
Financing expenses - net	(4.3)	(4.3)	(5.0)
Unrealized exchange gain (loss) on long-term debt	6.7	3.7	(8.2)
Other income (expense)	(6.6)	(6.9)	(1.3)
Earnings (loss) before income taxes	$1.9	$(1.0)	$(40.2)
Income tax recovery (expense)	0.3	0.6	8.9
Net earnings (loss)	$2.2	$(0.4)	$(31.3)

Other data:

Average exchange rate (US$/C$1.00)[1]	0.961	0.946	0.803
Period end exchange rate (US$/C$1.00)	0.984	0.952	0.793

The Company’s results improved in the first quarter of 2010 on significantly stronger markets for both lumber and pulp, continuing positive trends from the last quarters of 2009. Comparisons to the same period last year reflect the weak markets, significant production curtailments and associated one-time severance costs taken one year ago.

While pricing improved for both segments, gains were significantly offset by a strengthening Canadian dollar and lower pulp shipments. Consequently, Company revenues were flat compared to previous quarters. The Company responded to a robust lumber market by resuming full production at its Whitecourt sawmill operation during the quarter; the pulp mill, however, continued to feel the effects of weather-related operating challenges that started in the fourth quarter last year, adversely affecting that segment’s performance.

A comprehensive review of the useful lives of all the Company’s depreciable assets resulted in lower depreciation and amortization rates for the quarter. This resulted in expenses of $2.8 million, a significant reduction relative to comparable quarters.

At $4.3 million, financing expenses for the quarter were $0.7 million lower than one year ago, due to the strengthening of the Canadian dollar. The currency appreciation also had a positive effect on the conversion of the value of the Company’s U.S.-dollar-denominated long-term debt, resulting in an unrealized exchange gain of $6.7 million in the first quarter. The other expense of $6.6 million largely reflected the negative impact of the exchange rate on the Canadian value of U.S.-dollar-denominated working-capital balances and unrealized losses on commodity derivatives.

(1) Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

After a $0.3 million provision for income tax recovery associated with the treatment of unrealized foreign-exchange gains on the value of our U.S.-dollar-denominated long-term debt, the Company posted net earnings of $2.2 million, a dramatic improvement from the $31.3 million loss in the first quarter of 2009.

Lumber
	Three months ended
	Mar. 31/10	Dec. 31/09	Mar. 31/09

Production-SPF-mmfbm	104.0	77.3	81.3
Shipments -SPF-mmfbm	90.1	80.3	88.6
Benchmark price -SPF#2&Better-US$ per mfbm	$268	$205	$149

Sales - millions	$23.9	$20.5	$19.3
EBITDA[2] -millions	$2.9	$4.4	$(10.5)
EBITDA margin - %	12%	21%	(54% )

Operating earnings (loss) - millions	$1.9	$2.3	$(13.1)
Capital expenditures - millions	$0.9	$2.6	$(0.0)

(2)	non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

The lumber market rally that started in the fourth quarter of 2009 gained significant momentum as the new year began. A lean supply chain, coupled with modest seasonal demand, propelled prices upwards, with U.S.-dollar-denominated benchmark pricing rising more than 30% quarter over quarter and 80% from the same period last year, the latter increase a reflection of how poor the market was in early 2009. While current high prices are not yet supported by substantial recovery in demand, the short-term prospects for building materials appear promising.

The Company responded to the market drivers by raising production by nearly 35% over the previous quarter and 28% compared to the same period last year. The increased output was achieved through productivity improvements at Boyle and increased shifting at Whitecourt, which has now resumed full operating rates. The Whitecourt lumber operation brought its sawmill back to full production first, followed by its planer mill later in the quarter, resulting in an accumulation of rough lumber inventory that is now being processed. The Company expects inventories to come back into line over the coming two quarters.

The Company’s lumber-segment revenues were $23.9 million, up from $20.5 million in the previous quarter and $19.3 million in the same period last year, primarily reflecting higher shipments. Though benchmark pricing rose significantly in the quarter, the impact of higher pricing on mill nets was eroded by the exchange-rate impact and deferred as a result of the normal delay between sales and actual shipments from the facilities.

Benefiting from a $1.7 million reversal of log- and lumber-inventory write-downs taken previously, the segment’s cost of products sold was in-line with the previous quarter’s and compared very favourably to that recorded in the same period last year, which was affected by a significant inventory write-down, production curtailments, and related one-time severance charges. Inventory-valuation adjustments aside, the Company’s per-unit costs for lumber maintained the level achieved last quarter, reflecting lower energy costs, increased productivity and successful cost-management efforts in the mill and the woodlands operations.

The lumber segment recorded an operating profit of $1.9 million for the quarter, consistent with the $2.3 million in operating earnings for the previous quarter and much improved over the $13.1 million loss for the same period last year.

Capital expenditures were $0.9 million, most related to preliminary work associated with the potential rebuilding of the Fox Creek sawmill, which was lost to a fire in August 2008.

Pulp
	Three months ended
	Mar. 31/10	Dec. 31/09	Mar. 31/09

Production-thousands of tonnes	66.8	72.0	46.9
Shipments -thousands of tonnes	65.3	69.9	59.1
Benchmark price -NBSK, US$ per tonne	$880	$787	$585
Benchmark price -BEK, US$ per tonne	$760	$683	$522

Sales - millions	$40.8	$44.1	$34.0
EBITDA - millions	$8.7	$10.4	$(6.3)
EBITDA margin - %	21%	23%	(18% )

Operating earnings (loss)- millions	$7.0	$7.8	$(8.9)
Capital expenditures - millions	$0.0	$0.1	$0.1

The pulp market surged late in the quarter in response to the Chilean earthquake’s impact on that country’s pulp industry, which represents 8% of world capacity. U.S.-dollar-denominated benchmark pricing for bleached eucalyptus kraft increased 11% from the previous quarter and 46% year over year. Despite strong markets, the company saw its pulp segment revenues decline quarter over quarter as a result of lower shipments, the negative impact of a strengthening Canadian dollar and lagging prices, as the Company worked to fill earlier orders delayed by operating challenges. These production issues stemmed from severe weather in the fourth quarter of 2009 and took the better part of January and February to resolve.

As a result of these operational setbacks, production, shipments and revenues fell in the first quarter compared to the previous period, despite solid demand and rising prices. The Whitecourt pulp mill produced 66.8 thousand tonnes in the period, down 5.2 thousand from the fourth quarter, which had also been affected by the production issues. A favourable year-over-year comparison reflected the much lower volumes produced during the first quarter of 2009 as a result of curtailments initiated in response to the global economic crisis.

Revenue for the segment was $40.8 million, down $3.3 million, or 7%, from the previous quarter but up $6.8 million, or 20%, from the same period last year, which had been affected by market curtailments. Per-unit revenue was on par with the previous quarter’s but up nearly $50, or 9%, from the same period last year.

Pulp cost of products sold decreased $1.6 million on lower shipments and positive contributions associated with greenhouse-gas credits earned under Alberta’s carbon offset program, which served to offset the cost of returning the facility to full production. On a per-unit basis, pulp segment costs were consistent with the previous quarter and modestly improved over last year’s average. With the mill having resumed normal operating rates, costs are expected to remain at current levels.

The pulp segment had an operating income of $7.0 million, down from the $7.8 million recorded in the fourth quarter of 2009, but up significantly from last year’s $8.9 million first-quarter loss.

There were no major capital expenditures in the quarter.

Corporate and Other
	Three months ended
	Mar. 31/10	Dec. 31/09	Mar. 31/09
	(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1
EBITDA	$(2.8)	$(3.2)	$(3.3)
Operating loss	$(2.8)	$(3.6)	$(3.6)
Capital expenditures	$0.0	$0.1	$0.0

The Company’s corporate and other segment realized a $2.8 million operating loss. The favourable comparison with the $3.6 million loss in the fourth quarter of 2009 primarily reflects the timing of payments for professional services; the year-over-year comparison is affected by the inclusion in the first quarter of 2009 of one-time severance costs associated with production curtailments implemented in that quarter.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 26.5% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates. These factors resulted in an income-tax recovery provision for the quarter, despite the Company’s positive income.

Liquidity and Capital Resources

	Three months ended
	Mar. 31/10	Dec. 31/09	Mar. 31/09
	(in millions of Canadian dollars)
Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$1.9	$1.5	$(19.6)

Change in non-cash working capital	(18.4)	4.9	(5.8)

Investing activities:
Additions to property, plant and equipment	(0.9)	(2.8)	(0.1)
Insurance Proceeds	-	-	25.9
Other	0.2	0.0	1.5

Financing activities:
Repayment of long-term debt	(0.3)	(0.2)	(0.3)

Increase (decrease) in cash	$(17.6)	$3.5	$1.6

Opening Cash	$61.2	$57.7	$46.4
Closing Cash	$43.6	$61.2	$48.0

The Company ended the quarter with $43.6 million in cash, down from the $48.0 million held at the same period last year, when it received $25.9 million in insurance proceeds associated with the Fox Creek sawmill fire.

Operations provided $1.9 million for the quarter, up from the $1.5 million provided in the previous quarter and a significant improvement over the $19.6 million cash draw during the same period last year.

Although lumber and pulp inventories increased in the period, the seasonal working-capital draw of $18.4 million was slightly lower than expected, due to weather-related delays in log inventory deliveries, which will be completed during the next two quarters. The same period last year saw significant inventory-valuation adjustments and inventory reductions associated with production curtailments taken in response to depressed market conditions.

Capital expenditures for the quarter were a modest $0.9 million, but the Company expects to record more normal capital expenditure levels going forward through the current year.

At the end of the quarter, $50.0 million was available under the Company’s revolving-credit facility, of which $3.5 million was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.